

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 8, 2013

<u>By E-Mail</u>

Andrew Langham, Esq.
Assistant General Counsel
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, NY 10153

> **Re:** **Transocean Ltd.**
> **Soliciting Material filed pursuant to Rule 14a-12 by Icahn Partners et al.**
> **Filed April 4, 2013**
> **File No. 0-53533**

Dear Mr. Langham:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Soliciting Material</u>

<u>Carl C. Icahn Issues Open Letter to Transocean Shareholders</u>

1. We note that you state: "Transocean paid almost $18.2 billion for the GSF assets which we believe are worth only $7.5 billion today, thereby destroying $10.3 billion of shareholders value" and we note that in footnote 1 you refer to public information, Morgan Stanley research reports and Transocean filings as sources for your statements. Please provide supplementally to us and revise to further describe the basis for your statements and estimated values and describe any assumptions or limitations on the estimates and any analysis you conducted to reach the conclusion that the Global Santa Fe resulted in the loss of $10.3 billion of shareholder value. Refer to SEC Release 34-16833 for guidance.

2. We note that you state: "Based on an 8.25x 2015 P/E multiple, $8.75 billion of capital invested in this manner would only add $5.1 billion of value, thereby destroying another $3.6 billion of shareholder value." Please provide supplementally to us and revise to further describe the basis for your statements and estimated values in the second paragraph under "The New Transocean Plan" and describe any assumptions or limitations on the estimates and any analysis you conducted to reach the conclusion that that Transocean's new plans would result in the loss of another $3.6 billion of shareholder value.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions